AFFINITY MEDIA INTERNATIONAL CORP.

May 23, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds
Assistant Director

Re: Affinity Media International Corp.
Amendment No. 3 to Registration Statement on  Form S-1

Filed May 8, 2006
File No. 333-128707

Ladies and Gentlemen:

This letter is being filed in response to the Staff’s further oral comments to a draft of Amendment No. 4 to the Registration Statement.

In this letter, we have recited summaries of the oral comments from the Staff in bold and have followed each comment with the Company’s response.

1.
Please review the disclosure throughout the prospectus to ensure consistency with respect to the disclosure that the Board will seek dissolution after the expiry of the 18/24 month time periods (as the case may be, and assuming that there has been no business combination).

The Company has reviewed the consistency of the disclosure and made appropriate changes as necessary. This confirms that the Company’s Board of Directors has agreed in the amended and restated certificate of incorporation to approve a plan of dissolution after the 18/24 month time periods (assuming there is no business combination), which is permissible under the Delaware General Corporation Law (“DGCL”). In addition, disclosure has been added throughout the prospectus for the unlikely event that the Company’s stockholders do not approve its plan of dissolution and liquidation.

2.
Please review the disclosure throughout the prospectus to ensure consistency with respect to the disclosure that the Board will submit a plan of dissolution to the Company’s stockholders recommending approval of dissolution, whether pursuant to Section 280 or 281(b) of the DGCL.

The Company has reviewed the consistency of the disclosure and made appropriate changes as necessary. This confirms that the Company’s Board of Directors will seek stockholder approval for a plan of dissolution and liquidation.

3.	Please revise the disclosure where appropriate to reference how the costs for any dissolution be paid.

The Company has provided additional disclosure in the prospectus that the costs for any dissolution will be paid from the interest earned in the trust account.

4.	Should the stockholders disapprove of the plan of dissolution, please provide us with your analysis of the related 40 Act implications.

The Company has included additional disclosure in the risk factor to account for the possibility that the Company may be deemed subject to the Investment Company Act of 1940 in the event that its stockholders disapprove of its plan of dissolution and liquidation and its funds remain in the trust account.

5.	Please confirm that the Company will only be permitted to pursue proposed transactions where letters of intent were entered into prior to the expiry of the 18 month time period.

The Company confirms that it will only pursue transactions after the 18 month time period has expired if the letters of intent or definitive agreements related to such transaction or transactions were entered into prior to the expiry of the 18 month time period.

6.	Please clarify the disclosure that any distributions from the trust account upon dissolution may be subject to valid creditor claims.

The Company has revised its disclosure accordingly.

7.
Please revise the opinion of counsel to clarify that it is providing an opinion (i) that the securities will be fully paid and non-assessable assuming the completion of the offering as described in the Registration Statement, and (ii) that the Warrants and Units are legally binding obligations of the Registrant assuming the completion of the offering as described in the Registration Statement.

The Company confirms that the opinion of counsel has been revised accordingly.

*****

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (323) 243-0006.

Sincerely,
By:	/s/ Peter H. Engel
Peter H. Engel
Chief Executive Officer